Exhibit 99.3

SIGMA LITHIUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022

AND 2021 (RESTATED)

(EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Corporation (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors (the “Board”).

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditor’s reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

“Ana Cabral Gardner”
Co-Chairperson and Chief Executive Officer

“Rodrigo Nazareth Menck”

Chief Financial Officer

June 12, 2023

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sigma Lithium Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sigma Lithium Corporation (the Company) as of December 31, 2022, and 2021, the related consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 12, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Correction of a Misstatement

As discussed in Note 2 to the consolidated financial statements, the financial statements for the year ended December 31, 2021, have been restated to correct a misstatement.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for RSU stock-based compensation awards

As discussed in Note 4(k) to the consolidated financial statements, under the Company’s equity incentive plan, selected participants are granted restricted share units (“RSUs”).  RSUs are measured at fair value on the grant date. RSU awards that are subject to market-based conditions consider the market-based condition in the valuation on the grant date using a Monte Carlo simulation model. For RSUs that are subject to performance-based conditions, vesting of the awards depends on meeting certain performance-based milestones. At each reporting date, the Company considers whether achievement of a milestone is probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, with a cumulative catch-up, net of estimated forfeitures. The Company will recognize remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period. As discussed in Note 22, during the year ended December 31, 2022, the Company recorded $121,040 thousand in relation to RSUs in stock-based compensation.

We identified accounting for RSU stock-based compensation awards as a critical audit matter.  Analyzing the Company’s accounting for RSU stock-based compensation required significant auditor effort to assess the completeness of RSU awards.  Complex auditor judgment was required due to the number and variety of non-market performance and market-based conditions, the use of a Monte Carlo simulation model to value the RSUs with market-based conditions, and the subjectivity of assumptions used to value RSU awards, including when grant date was achieved and the expected date of achievement for non-market performance conditions.

The following are the primary procedures we performed to address this critical audit matter. We assessed the completeness of the awards granted by agreeing the RSU terms to the underlying contracts, Board of Director and/or Compensation Committee meeting minutes and by obtaining confirmation of awards directly from certain employees and service providers.  We evaluated the expected date of achievement of non-market performance conditions used to estimate the vesting period of each award granted by comparing to the Company’s future operating and development plans. We evaluated management’s accounting conclusions with respect to the determination of the grant date of the RSUs by comparing against the date of approval by the Board of Directors and/or Compensation Committee. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating:

●	the Monte Carlo simulation model utilized in management’s estimate of the fair value for market-based awards; and

●the determination of the fair value of the market-based awards by developing an independent expectation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2018.

Toronto, Canada

June 12, 2023

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sigma Lithium Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Sigma Lithium Corporation’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated June 12, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment.

●	An ineffective control environment resulting from failure to disseminate a translated Code of Ethics and relevant training, an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge and with appropriate assigned authorities, responsibilities and accountability related to the design, implementation and operating effectiveness of financial reporting, insufficient board oversight over the development and performance of internal controls;
●	The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact the system of quality control and the implications of relevant risks on the achievement of objectives, including financial reporting objectives;

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

●	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, particularly with respect to documentation of activities and internal communication between Legal and Accounting for new employment (and consulting) contracts entered by the Company and communication of the whistleblower policy;
●	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors, and the control deficiencies are tracked for remediation on a timely basis; and
●	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control over Financial Reporting” found in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
June 12, 2023

Sigma Lithium Corporation

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

December 31,	2022	2021
		(Restated note 2)
ASSET
Current assets
Cash and cash equivalents (note 5)	$96,354	$154,305
Due from related party (note 12)	4,881	—
Prepaid expenses and other assets (note 6)	13,259	809
Total current assets	114,494	155,114

Non-current assets
Prepaid expenses and other assets (note 6)	204	92
Property, plant and equipment (note 7)	158,574	32,684
Exploration and evaluation assets (note 8)	35,636	7,771
Total assets	$308,908	$195,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$26,243	$3,554
Payroll and other taxes	3,479	439
Note payable (note 10)	—	270
Lease liabilities (note 11)	680	376
Royalty agreement call option (note 7(c))	5,081	—
Accrued liabilities	1,959	6
Total current liabilities	37,442	4,645
Non-current liabilities
Export prepayment agreement (note 13)	77,438	—
Deferred revenue (note 9)	—	4,007
Lease liabilities (note 11)	2,989	1,945
Asset retirement obligations (note 14)	6,547	162
Other liabilities	1,386	—
Total non-current liabilities	88,360	6,114
Total liabilities	125,802	10,759

Shareholders’ equity
Share capital (note 15)	276,711	224,820
Contributed surplus	103,936	30,881
Accumulated other comprehensive loss	(3,030)	(3,498)
Accumulated deficit	(194,511)	(67,301)
Total shareholders’ equity	183,106	184,902
Total liabilities and shareholders’ equity	$308,908	$195,661

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Basis of preparation (note 3)

Related parties (notes 6,10,11, and 12)

Subsequent Events (notes 7, 13 and 27)

Approved on behalf of the Board:

(Signed) Ana Cabral Gardner	, Director

(Signed) Gary Litwack	, Director

Sigma Lithium Corporation

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

Year ended December 31,	2022	2021
		(Restated note 2)
Operating expenses
General and administrative expenses (note 20)	$(16,504)	$(5,600)
Stock-based compensation (note 22)	(111,580)	(26,389)
Financial income (expenses) (note 21)	6,916	(2,028)
Loss on heads of agreement termination (note 9)	(1,048)	—
Royalty agreement call option (note 7(c))	(4,892)	—
Depreciation	(102)	(58)
Net loss for the period	(127,210)	(34,075)
Other comprehensive loss
Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	468	(640)
Net loss and comprehensive loss for the period	$(126,742)	$(34,715)

Loss per common share
Equity holders of the Company
Basic and diluted net loss per common share (note 16)	$(1.26)	$(0.39)
Weighted average number of common shares outstanding - basic and diluted	101,017,241	86,586,505

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31,	2022	2021
		(Restated note 2)
Operating activities
Net loss for the period	$(127,210)	$(34,075)
Adjustments for:
Depreciation	102	58
Stock-based compensation	111,580	26,389
Interest expense	344	382
Realized foreign exchange loss (gain) on notes payable	41	(113)
Loss on heads of agreement termination (note 9)	1,048	—
Settlement of heads of agreement termination (Mitsui) (note 9)	(5,055)	—
Foreign exchange (gain) loss	(6,879)	1,646
Accrual for contingencies (note 20)	388	—
Royalty agreement call option (note 9)	4,892	—
Changes in non-cash working capital items:
Prepaid expenses and other assets	(12,412)	(287)
Accounts payable and accrued liabilities	24,683	1,601
Payroll and other taxes	3,035	171
Net cash used in operating activities	(5,443)	(4,228)
Investing activities
Addition to exploration and evaluation assets	(14,092)	(9,594)
Purchase of property, plant and equipment	(113,556)	(8,754)
Due from related party (note 12)	(4,881)	—
Net cash used in investing activities	(132,529)	(18,348)
Financing activities
Proceeds from warrants exercised (note 17)	2,345	132
Proceeds from export prepayment agreement	78,367	—
Proceeds from stock options exercised	89	—
Repayment of revolving credit facility	—	(2,756)
Repayment of note payable (note 10)	(326)	(1,876)
Lease payments (note 11)	(688)	(319)
Proceeds received from issuance of common shares (note 15)	—	169,686
Net cash provided by financing activities	79,787	164,867
Effect of exchange rate changes on cash and cash equivalents held in foreign currency	234	(1,529)
Net (decrease) increase in cash and cash equivalents	(57,951)	140,762
Cash and cash equivalents, beginning of period	154,305	13,543
Cash and cash equivalents, end of period	$96,354	$154,305

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except per share amounts, and the number of shares, unless otherwise indicated)

				Accumulated
	Number of			other
	common		Contributed	comprehensive
	shares	Share capital	Surplus	Loss	Deficit	Total
Balance, December 31, 2020	77,782,757	$53,911	$3,931	$(2,858)	$(33,226)	$21,758

Private placement (note 15)	21,179,592	178,701	—	—	—	178,701
Share issue costs (note 15)	—	(9,015)	—	—	—	(9,015)
Agent warrants issued (note 17)	—	(873)	873	—	—	—
Exercise of RSUs (note 22)	385,000	1,917	(1,917)	—	—	—
Proceeds from warrants exercised (note 17)	30,000	179	(47)	—	—	132
Stock-based compensation (notes 22)	—	—	28,041	—	—	28,041
Net loss for the period	—	—	—	—	(34,075)	(34,075)
Other comprehensive loss for the period	—	—	—	(640)	—	(640)
Balance, December 31, 2021 (Restated note 2)	99,377,349	$224,820	$30,881	$(3,498)	$(67,301)	$184,902

Exercise of warrants (note 17)	532,860	3,218	(873)	—	—	2,345
Exercise of RSUs (note 22)	4,759,833	48,504	(48,504)	—	—	—
Stock-based compensation (notes 22 and 26)	—	—	122,512	—	—	122,512
Exercise of stock options (note 26)	40,000	169	(80)	—	—	89
Net loss for the period	—	—	—	—	(127,210)	(127,310)
Other comprehensive income for the period	—	—	—	468	—	468
Balance, December 31, 2022	104,710,042	$276,711	$103,936	$(3,030)	$(194,511)	$183,106

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

1.Nature of operations

Sigma Lithium Corporation (the “Company”) is a company responsible for mineral development, incorporated under the Canada Business Corporations Act. The Company's common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SGML” and on the TSX Venture Exchange (the “TSXV”). The head office of the Company is at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These consolidated financial statements are presented in Canadian dollars and include the Company’s wholly-owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. (“Sigma Brazil”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the “Lithium Properties”).

2.Restatement

During the fourth quarter of 2022, the Company, while reviewing the calculation of lease contracts, identified several lease agreements which were not previously accounted for under IFRS 16 as they were previously accounting for as operating leases, whereby the Company either expensed the associated lease payments in the consolidated statement of loss and comprehensive loss or capitalized the associated lease payments to property, plant and equipment or exploration and evaluation assets on the consolidated statement of financial position. The Company has restated the comparative financial statements to account for the leases, recognizing the right-of-use assets and the lease liabilities.

The impact of the restatement on the consolidated statement of financial position as at December 31, 2021 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021 are as follows:

	Consolidated Statement of Financial Position as at December 31, 2021
	As previously
	reported	Adjustments	As Restated
Property, plant and equipment	30,689	1,995	32,684
Exploration and evaluation assets	7,884	(113)	7,771
Total assets	193,779	1,882	195,661
Lease liabilities (current liabilities)	28	348	376
Accrued liabilities	39	(33)	6
Lease liabilities (non-current liabilities)	217	1,728	1,945
Total liabilities	8,716	2,043	10,759
Accumulated other comprehensive loss	(3,519)	21	(3,498)
Accumulated deficit	(67,119)	(182)	(67,301)
Total shareholders’ equity	185,063	(161)	184,902
Total liabilities and shareholders’ equity	$193,779	$1,882	$195,661

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

2.Restatement (continued)

	Consolidated Statement of Net Loss and Comprehensive Loss
	for the year ended December 31, 2021
	As previously
	reported	Adjustments	As Restated
Financial income (expenses)	(1,871)	(182)	(2,053)
Net loss for the period	(33,893)	(182)	(34,075)
Cumulative translation adjustment	(661)	21	(640)
Net loss and comprehensive loss for the period	$(34,554)	$(161)	$(34,715)

Loss per common share
Basic and diluted net loss per common share	(0.39)	—	(0.39)

	Consolidated Statement of Cash Flows for the year
	ended December 31, 2021
	As previously
	reported	Adjustments	As Restated
Net loss for the period	(33,893)	(182)	(34,075)
Interest expense	200	182	382
Amounts payable and accrued liabilities	1,568	33	1,601
Net cash used in operating activities	(4,261)	33	(4,228)
Addition to exploration and evaluation assets	(9,707)	113	(9,594)
Purchase of property, plant and equipment	(8,894)	140	(8,754)
Net cash used in investing activities	(18,601)	253	(18,348)
Lease payments	(33)	(286)	(319)
Net cash provided by financing activities	165,153	(286)	164,867
Cash and cash equivalents, end of period	$154,305	$—	$154,305

	Consolidated Statement of Changes in
	Shareholders’ Equity as at December 31, 2021
	As previously
	reported	Adjustments	As Restated
Accumulated other comprehensive loss	(3,519)	21	(3,498)
Deficit	(67,119)	(182)	(67,301)
Total	$185,063	$(161)	$184,902

3.Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian Dollars except when otherwise indicated. They have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies

a.Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the year ended December 31, 2022. The Company’s Board of Directors (the “Board”) approved these consolidated financial statements on June 12, 2023.

b.Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis.

c.Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, Sigma Holdings (which is 100% owned by the Company) and Sigma Brazil (which is 100% owned by Sigma Holdings).

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns.

The results of subsidiaries acquired or disposed of during the years presented are included in the consolidated statements of net loss and comprehensive loss from the effective date of control and up to the effective date of disposal or loss of control, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)Foreign currencies

The functional currency of the Company and of Sigma Holdings is the Canadian Dollar and is the Brazilian Reais for Sigma Brazil. The Canadian Dollar is the presentation currency of these consolidated financial statements.

Transactions in currencies other than the functional currency of an entity are recorded at exchange rates prevailing on the dates of the transactions. Exchange gains and losses arising on the translation of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of net loss and comprehensive loss. Non-monetary items that are measured at historical cost are translated using the exchange rates at the date of the transaction.

The results and financial position of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position date presented are translated at the closing rate at the date of that statement of financial position.
●	Income and expenses for each income statement are translated at average exchange rates for the period; and
●	All resulting exchange differences are recognized in other comprehensive loss.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(e)Financial instruments

Recognition

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-offs occur when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive loss (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive loss (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

a.	amortized cost.
b.	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required; or,
c.	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified as fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and cash equivalents and other receivables, including amounts due from related party, which are classified as amortized cost. The Company’s financial liabilities consist of accounts payable, accrued liabilities, other liabilities, revolving credit facility, export prepayment agreement and note payable, which are classified and subsequently measured at amortized cost using the effective interest method.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(e)Financial instruments (continued)

Classification and Measurement (continued)

All financial instruments recognized at fair value in the consolidated statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

(f)Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(g)Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports. The carrying value of the Company's exploration and evaluation assets is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incurring substantial additional expenditures on the project; or it being determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any.

The Company capitalizes the depreciation of lease contracts on certain properties in order to explore and evaluate the mineral properties as part of the exploration and evaluation expenditures.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(h)Impairment of non-financial assets

The Company assesses for impairment at each reporting date as to whether there is any indication of impairment or reversal of impairment. If any such indication exists, the Company makes an estimate of the recoverable amount.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged immediately to the consolidated statement of net loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of net loss and comprehensive loss.

(i)Property, plant and equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Vehicle	20%	Straight line
Building	4%	Straight line
Fixtures	10%	Straight line
Machinery	10%	Straight line
Furniture	10%	Straight line

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted prospectively if appropriate, on an annual basis.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(i)Property, plant and equipment (continued)

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on a disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of net loss and comprehensive loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in- progress includes cost transferred from Exploration and Evaluation assets and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until the asset is ready for its intended use is capitalized.

The Company capitalizes the depreciation of assets utilized in the construction as part of the property, plant and equipment (note 7).

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mineral properties, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

(j)Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(k)Share-based payment transactions

Under the Company's equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”). Each RSU represents the right to receive one common share upon completion of any applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity-settled share-based payment transactions are not remeasured after the grant date’s fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded amortization schedule, with a corresponding charge to contributed surplus or capitalized as part of the cost of property, plant and equipment or exploration and evaluation assets for those who are working directly on the project.

Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

The fair value of share-based payments related to options is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

Share-based payments that are subject to market-based conditions consider the market-based condition in the valuation on the grant date using a Monte Carlo simulation model. Compensation expense is not adjusted if the market condition is not met, so long as the requisite service is provided. Compensation expense is recognized over the vesting period which is based on the estimated date when the market-based condition will be achieved.

For share-based payments that are subject to performance-based conditions, vesting of the awards depends on meeting certain performance-based milestones. At each reporting date, the Company considers whether achievement of a milestone is probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, with a cumulative catch-up, net of estimated forfeitures. The Company will recognize remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration are identified but cannot be reliably measured, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

(l)Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(l)Income taxes (continued)

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, a deferred tax asset is not recognized.

(m)Asset retirement obligations

Mining processing activities normally give rise to legal or constructive obligations for environmental rehabilitation and the decommissioning of facilities. These activities can include, among others, removal or treatment of waste materials and land rehabilitation, according to environmental regulations. The extent of costs associated with the retirement of assets are based on the requirements of authorities and environmental policies.

The provision reflects the risks and probability of future cash flows required to settle the obligation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work. This provision is updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the expected economic life of the operation to which it relates.

(n)Leases and right-of-use assets (note 2)

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

●	Leases of low value assets;
●	Leases with a duration of twelve months or less; and
●	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use “ROU” asset and lease liability is recognized at the lease commencement date.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(n)Leases and right-of-use assets (note 2) (continued)

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the interest rate cannot be readily determined, the Company’s incremental interest rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

(o)Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential issuances of common shares.

(p)Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and judgments:

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

Valuation of share-based payment transactions

The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s RSUs that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgment is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Mineral reserves and mineral resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation, depletion, and amortization.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

Critical accounting estimates and judgments: (continued)

Depreciation and amortization

Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the estimated life of mine based on proven and probable reserves. Changes in estimates can be the result of actual future production differing from current forecasts of future production and/or expansion of mineral reserves through exploration activities.

Valuation of long-lived assets

The assessment of fair values, including those of the CGUs for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of assumptions and estimates for recoverable production, future capital requirements and operating performance, as contained in the Company’s technical reports, as well as future and long-term commodity prices, discount rates, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

Provision for restoration, rehabilitation, and environmental remediation

The Company assesses its provision for restoration, rehabilitation, and environmental remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting or restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

4.Significant accounting policies (continued)

Critical accounting estimates and judgments: (continued)

(q)New standard and interpretations adopted by the Company

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS 16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022 with no impact on its historical accounting.

(r)New standard and interpretations not yet adopted by the Company

Standards	Description	Effective on

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

The amendments establish requirements for the classification of a liability as current or non-current.

The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

January 1, 2024, retrospective application.

Definition of Accounting Estimates – Amendments to IAS 8

According to the amendments to IAS 8, the definition of “change in accounting estimate” no longer exists. Instead, a definition was established for the term “accounting estimates”: monetary values in the consolidated financial statements that are subject to measurement uncertainty.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

January 1, 2023, prospective application

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

5.	Cash and cash equivalents

Cash and cash equivalents include the following:

December 31,	2022	2021
Cash	$39,546	$154,305
Finance investments(a)	56,808	—
Cash and cash equivalents
	$96,354	$154,305

(a) Finance investments refers to a fixed income investment indexed to the Brazilian interbank deposit certificate “CDI” with immediate liquidity.

6.	Prepaid expenses and other assets

Prepaid expenses and other assets include the following:

December 31,	2022	2021
Current
Prepaid interest (a)	$9,614	$—
Prepaid insurance	3,214	330
Sales tax receivable	419	468
Prepaid land lease and advance (note 12)	12	11
Total Current	13,259	809
Non-current
Prepaid land lease and advance (note 12)	204	92
Total prepaid expenses and other assets	$13,463	$901

(a)	Relates to 12 months of interest which has been paid in advance on the export prepayment agreement as described in note 13.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

7.	Property, plant and equipment

	Assets Under	Right-of-use		Other
Cost	Construction (a)	assets	Pilot plant	assets	Total
Balance, January 1, 2021	$—	$293	$215	$371	$879
Additions (note 2)	8,803	2,225	—	33	11,061
Transfers (note 8)	22,071	—	—	—	22,071
Asset retirement cost	162	—	—	—	162
Cumulative translation adjustment	(985)	(60)	(31)	(25)	(1,101)
Balance, December 31, 2021 (restated note 2)	$30,051	$2,458	$184	$379	$33,072
Additions	118,187	1,416	—	111	119,714
Asset retirement cost	2,652	—	—	—	2,652
Write-off	—	—	(202)	—	(202)
Cumulative translation adjustment	3,878	314	18	48	4,258
Balance, December 31, 2022	$154,768	$4,188	$—	$538	$159,494

	Assets Under	Right-of-use		Other
Accumulated Depreciation/Amortization	Construction	assets	Pilot plant	assets	Total
Balance, January 1, 2021	$—	$59	$33	$102	$194
Depreciation	—	164	19	38	221
Cumulative translation adjustment	—	(17)	(3)	(7)	(27)
Balance, December 31, 2021 (restated note 2)	$—	$206	$49	$133	$388
Depreciation	—	483	20	49	552
Write-off	—	—	(75)	—	(75)
Cumulative translation adjustment	—	33	6	16	56
Balance, December 31, 2022	$—	$722	$—	$198	$920

	Assets Under	Right-of-use		Other
Net Book Value	Construction	assets	Pilot plant	assets	Total
Balance, December 31, 2021 (restated note 2)	$30,051	$2,252	$135	$246	$32,684
Balance, December 31, 2022	$154,768	$3,466	$—	$340	$158,574

a.	Capitalized stock-based compensation

The assets under construction include $2,404 capitalized related to RSUs during the year ended December 31, 2022 (year ended December 31, 2021 - $nil).

b.	Assets Under Construction

During the year ended December 31, 2021, the project´s Xuxa Mine transitioned from the exploration and evaluation stage (under IFRS 6) to the development stage and, as a result, $22,071 of exploration and evaluation expenditures were transferred from exploration and evaluation assets to property, plant and equipment.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

7.Property, plant and equipment (continued)

c.Royalty

The Company is subject to the following third-party royalties:

i.

2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

ii.

The Amilcar Royalty Agreement is a royalty of the gross revenues from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US $3,800. The holder (currently Amilcar de Melo Afgouni (“Amilcar”)) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches production of 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis.

Due to the advancement of the Company’s project and significant spend as well as assessed likelihood of reaching production and exercising the option, the Company recognized the fair value of the royalty agreement call option of US$3,800 as at June 30, 2022. As a result, the Company recorded a current liability in the consolidated statement of financial position and an expense in the consolidated statement of net loss and comprehensive loss, in the amount of US$3,800 ($4,892). As of December 31, 2022, the current liability related to the royalty agreement call option was $5,081.

The Company exercised the Amilcar Royalty Agreement call option on April 13, 2023.

iii.	A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

8.	Exploration and evaluation assets

A summary of exploration costs is set out below:

	December 31,	December 31,
	2022	2021
		(Restated -
		note 2)
Opening balance	$7,771	$18,354
Additions (a)	23,220	11,413
Asset Retirement Cost (note 14)	3,670	—
Transfer to property, plant and equipment (note 7)	—	(22,071)
Cumulative translation adjustment	975	75
Closing balance	$35,636	$7,771
(a)	The additions include $8,528 related to RSUs during the year ended December 31, 2022 (year ended December 31, 2021 - $1,653).

9.	Deferred revenue

On August 22, 2022, the Company paid US$3,900 ($5,055) to Mitsui & Co Ltd (“Mitsui”) to terminate the binding heads of agreement, originally signed with Mitsui. The termination cost of $1,048 was recorded in the consolidated statement of net loss and comprehensive loss.

The binding heads of agreement under which Mitsui would prepay the Company US$30 million towards the purchase of 80,000 tonnes of battery grade lithium concentrate annually (the “Mitsui Pre-Payment”) was signed on March 26, 2019 and had a single and initial deposit payment of US$3,000 ($4,007) to the Company on April 4, 2019.

10.Note payable

In December 2017, Sigma Holdings acquired the 11% interest in Sigma Brazil that it did not previously own from Arqueana Empreendimentos e Participações S.A. (“Arqueana”), a related party (note 12), for R$20,200 ($7,650). The price of the acquisition was denominated in Brazilian Reais and accrued interest in Brazilian Reais according to the monthly variation of the CDI (the Brazilian Interbank rate) from December 11, 2017 to the due date of their respective payments. Interest on overdue payments accrued at 1% per month plus a 10% penalty.

	2022	2021
Opening balance as of December 31,	$270	$2,204
Accretion (adjustment to present value)	—	37
Interest	15	18
Unrealized foreign exchange (gain)/loss	41	(113)
Repayment of interest	(63)	(274)
Principal repayment	(263)	(1,602)
Closing balance as of December 31,	$—	$270

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

11.Lease liabilities

The lease liabilities are primarily related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party, (note 12) with the remaining land, apartments and houses, commercial rooms and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates with a weighted average rate of 8.37% (2021: 7.73%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liabilities are presented in the table below:

(Restated note 2)
Lease liabilities at January 1, 2021	$252
Additions	2,252
Interest expense	182
Lease payments	(319)
Cumulative translation adjustment	(46)
Lease liabilities at December 31, 2021	2,321
Additions	1,415
Interest expense	329
Lease payments	(688)
Cumulative translation adjustment	292
Lease liabilities at December 31, 2022	$3,669

As of December 31, 2022
Lease obligations	$3,669
Less current portion	680
Non-current portion	$2,989

Maturity analysis – contractual undiscounted cash flows

As at December 31, 2022
Less than one year	715
Year 2	671
Year 3	609
Year 4	609
Year 5	609
More than 5 years	2,094
Total contractual undiscounted cash flows	5,307

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

12.Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship

A10 Group

A10 Group is composed of A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”) and A10 Investimentos Ltda. (“A10 Investimentos”). The companies are controlled and indirectly controlled, respectively, by a director of the Company, Marcelo Paiva. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority stake at A10 Advisory and A10 Investimentos.

Miazga

Miazga Participações S.A is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner, and director of the Company, Calvyn Gardner, who was Co-CEO on December 31, 2022, have an indirect economic interest.

Arqueana

Arqueana Empreendimentos e Participações S.A. is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner, and director of the Company, Calvyn Gardner, who was Co-CEO on December 31, 2022, have an indirect economic interest.

R-TEK	R-TEK Group Pty Ltd is a corporation in which the Chief Operating Officer of the Company, Brian Talbot, is a controlling shareholder.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

a.	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Leasing Agreements: The Company has right-of-way agreements with Miazga and Arqueana.

Note Payable: The Company fully repaid the amount of $326 to Arqueana in March 2022 (Note 10).

Loan Agreement: Sigma Brazil entered into a loan agreement dated September 21, 2022 with Miazga to fund Miazga’s purchase of property located in the area of interest of the Grota do Cirilo Project (the “Property”). The loan agreement provides for the loan of an amount up to Brazilian Reais (“R$”) $0.8 million ($0.2 million), which is the amount spent on the purchase of the Property.

The purchase agreement and the loan are divided into two installments, with the first installment being paid at December 31, 2022.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

12.Related party transactions (continued)

a.	Transactions with related parties (continued)

Independent Consultant Service Agreement: The Company entered into an independent consultant service agreement with R-TEK where R-TEK’s principal, agreed to provide exclusively the roles, responsibilities and obligations equivalent of a Chief Operating Officer.

Commission fees: The Company had an agreement with A10 Advisory for acting as the financial advisor to locate equity investors in non-brokered private placements, conducted as part of a consortium of financial advisors. The Company paid finders’ fee of 7% of the gross proceeds received from these investors (note 15).

Amounts due from related party: The Company paid for drilling services provided by a third-party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. Subsequent to December 31, 2022, the amounts were repaid (note 27).

b.	Outstanding balances and expenses

Years ended December 31,	2022			2021 (restated -note 2)
	Pre-	Accounts			Accounts
	payments/	Payable/	Expenses/	Pre-	Payable/	Expenses/
	Receivable	Debt	Payments	payments	Debt	Payments
	$	$	$	$	$	$
A10 Advisory
CSA	—	—	122	—	—	189
Revolving credit facility	—	—	—	—	—	2,756
Commission fees (note 15 (b))	—	—	—	—	—	8,317
Warrants (note 15 (b))	—	—	—	—	—	827

Miazga
Lease agreements (note 2)	—	42	7	—	38	50
Prepaid land lease offset	103	13	51	104	—	12
Loan agreement	113	—	—	—	—	—

Arqueana
Lease agreements (note 2)	—	225	43	—	216	32
Due from related party	4,881	—	—	—	—	—
Note payable	—	—	326	—	270	1,934

R-TEK
Services provision	—	242	1,142	—	—	—

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

12.Related party transactions (continued)

c.	Key management personnel:

The compensation paid or payable to key management for employee services is shown below:

Years ended December 31,	2022	2021
	$	$
Stock-based compensation, included in operating expenses	95,398	20,872
Salaries, benefits and director’s fees, included in general and administrative expenses	1,966	1,116
Severance costs	46	—
Salaries, benefits and stock-based compensation capitalized in property, plant and equipment and in exploration and evaluation assets	3	5
Total Compensation	97,413	21,993

Key management includes the directors of the Company, executive management team and senior management at Sigma Brazil.

13.Export Prepayment Agreement

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of USD $100 million (“Loan”), with annual interest payment based on the 12 month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down USD $60 million. The balance of USD $40 million was disbursed in two subsequent draw downs of USD $20 million each, on February 28, 2023 and on March 16, 2023.

The Company paid $10,194 of interest in advance, an amount equal to twelve months of payable interest, and an upfront fee of $3,665. Such amount of interest in advance is an estimate for the 12-month period, and shall be compared with the actual monthly accrued interest throughout the period. Any difference between the two calculated interest amounts (estimate vs accrued), positive or negative, shall be settled on the first anniversary of the export prepayment agreement.

Beginning on November 18, 2023, principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively. Repayments will be determined based on an amount equivalent to 50% of its net cash generated from operating activities plus net cash generated from investing activities for the prior 6 month period ended March 31 and September 30. Considering the Company’s estimated 2023 production, using a spodumene price of US$3,200/ton, it is expected that the Company will not be required to repay the Loan in 2023, and, therefore, has been classified as a non-current liability as at December 31, 2022.

The Loan contains an embedded prepayment feature, whereby Sigma Brazil has to pay an early prepayment premium of 4% during the first year of the Loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. This fair value of this embedded derivative has been estimated at a nominal amount.

The Loan is secured by a first ranking interest in favor of Synergy Acquisitions Holding Ltd. (“Synergy”) on Sigma Brazil’s assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of Sigma, except in relation to permitted indebtedness of up to US$100,000; and the pledge of equipment financed by Development Bank of Minas Gerais (“BDMG”) in the amount of $3,084 (note 27).

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

13.Export Prepayment Agreement (continued)

Balance at January 1, 2022	$—
Addition	82,318
Interest expense	155
Foreign exchange	(416)
Transactions costs	(3,951)
Cumulative translation adjustment	(668)
Balance at December 31, 2022	$77,438
As of December 31, 2022
Loan obligations	$77,438
Non-Current portion	$77,438

14.Asset retirement obligation

The Company has estimated its asset retirement obligation to be $6,547 as at December 31, 2022 (December 31, 2021 - $162), representing the present value of estimated future rehabilitation costs to remediate disturbances at December 31, 2022. The estimate is based on estimated future rehabilitation costs of $10,928, a nominal discount rate of 12.6% (December 31, 2021 – 11.3%), an inflation rate of 6.3% (December 31, 2021 – 4.0%), resulting in a real discount rate of 6.3% (December 31, 2021 – 7.0%).

Of the $6,547 of asset retirement obligation, $2,877 relates to the Xuxa Mine which is classified within property, plant and equipment with the remaining $3,670 relating to the Barreiro mine classified within exploration and evaluation assets.

Asset retirement obligation, December 31, 2020	—
Additions	$162
Asset retirement obligation, December 31, 2021	162
Accretion	18
Additions	6,243
Cumulative translation adjustment	124
Asset retirement obligation, December 31, 2022	$6,547

15.Share capital

a)Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)Common shares issued by the Company:

	Common
	shares (#)	Amount
Balance, January 1, 2022	99,377,349	$224,820
Exercise of warrants (note 17)	532,860	3,218
Exercise of RSUs (note 22)	4,759,833	48,504
Exercise of stock options (note 26)	40,000	169
Balance, December 31, 2022	104,710,042	$276,711

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

15.Share capital (continued)

b)Common shares issued by the Company (continued):

	Common
	shares (#)	Amount
Balance, January 1, 2021	77,782,757	$53,911
Private placement (1)(2)	21,179,592	178,701
Cost of private placement (1)(2)	—	(9,015)
Agents warrants issued	—	(873)
Exercise of RSUs (note 22)	385,000	1,917
Exercise of warrants (note 17)	30,000	179
Balance, December 31, 2021	99,377,349	$224,820

(1) On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42 million. In connection with the offering, the Company paid aggregate placement agent fees of $2,620 and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. In connection with this offering A10 Advisory,a related party (note 12) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $2,345 of such placement agent fees and 532,860 of such common share purchase warrants.

(2)  On December 23, 2021, the Company completed a non-brokered private placement of 11,634,137 common shares at a price of $11.75 per share for aggregate gross proceeds of $136.7 million. In connection with the offering, the Company paid placement agent fees of $5,972 to A10 Advisory,a related party (note 12), who was the Company’s financial advisors engaged in such non-brokered private placement.

16.	Net loss per common share

The basic and diluted net loss per common share for the year ended December 31, 2022 was $1.26 (year ended December 31, 2021: $0.39).

The calculation of basic and diluted loss per share for the year ended December 31, 2022 was based on the loss attributable to common shareholders of $127,210 (year ended December 31, 2021 - loss of $34,075) and the weighted average number of common shares outstanding of 101,017,241 (year ended December 31, 2021 of 86,586,505). Diluted loss per share for each of the periods presented did not include the effect of RSU’s, stock options and warrants as they are anti-dilutive.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

17.	Warrants

During the year ended December 31, 2022, warrants were exercised for proceeds of $2,345 (year ended December 31, 2021 - $132).

The following table shows the continuity of warrants during the year:

		Weighted average
	Warrants	Exercise price
Balance, December 31, 2020	—	$—
Issued (1)	562,860	4.40
Exercised	(30,000)	(4.40)
Balance, December 31, 2021	532,860	$4.40
Exercised	(532,860)	(4.40)
Balance, December 31, 2022	—	$—

(1) The fair value of the 562,860 Common Share purchase warrants of $873 was estimated using the Black-Scholes option pricing model calculation with the following inputs: the market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year.

18.Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash and cash equivalents, accounts payable, export prepayment agreement, due from related party and note payable approximate their carrying values due to the short term to maturity of these financial instruments.

a.Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. The Company’s cash and cash equivalents are held with established institutions for which management believes the risk of loss to be remote.

b.Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

18.	Financial risk management (continued)

b.Liquidity risk (continued)

As of December 31, 2022, the carrying amount of financial liabilities, measured using the amortized cost method are described below. Their corresponding maturities are evidenced below:

Contractual obligations	one year	2-3 years	more than 3 years	Total
Accounts payable and accrued liabilities	$28,202	—	—	$28,080
Export prepayment agreement (Note 13)	—	81,389	—	81,389
Lease liabilities	680	722	2,267	3,669

c.Market risk

Market risk is the risk of loss that may arise from changes in market such as interest rates and foreign exchange rates.

i.Interest rate risk

The Company has cash and cash equivalents balances. The Company’s current policy is to invest surplus cash in high yield savings accounts with a Canadian chartered bank with which it keeps its bank accounts.

The Company had debt instruments, as disclosed in note 10. The debt instruments on December 31, 2021, were exposed to interest as per the CDI (Brazilian Interbank rate).

Additionally, on December 13, 2022 the Company entered into an export prepayment agreement exposed to interest BSBY + 6.95%, as disclosed in note 13.

●	Sensitivity to a plus or minus 10% change in the interest rate of the export prepayment agreement would affect the Company’s consolidated statements of net loss and comprehensive loss by approximately $1,008.

ii.Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk as follows:

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

18.Financial risk management (continued)

cMarket risk (continued)

ii.Foreign currency risk (continued)

Balance, December 31,		2022	2021
			(Restated
			note 2)

Brazilian Reais
Current assets	Reais	291,915	4,279
Current liabilities	Reais	(116,874)	(11,692)

Balance, December 31,		2022	2021
United States Dollar
Cash in banks	US	28,704	67,088
Current liabilities	US	(3,800)	—
Non-current liabilities	US	(60,114)	—

	December 31, 2022		December 31, 2021
	Amount in	Equivalent	Amount in	Equivalent
	denominated	Amount	denominated	Amount
Denominated Currencies	currency	in Canadian $	currency	in Canadian $
Deposits in Brazilian Reais	223,635	$57,325	3,051	$699
Deposits in United States Dollars	28,704	38,886	67,088	84,760
	—	$96,211	—	$85,459

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, receivables, export prepayment agreement, accounts payable, accrued liabilities and other liabilities denominated in Brazilian Reais and US dollars:

●	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s consolidated statements of net loss and comprehensive loss by approximately $3,999 with all other variables held constant.
●	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect The Company’s consolidated statements of net loss and comprehensive loss by approximately $4,770 with all other variables held constant.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

19.Capital management

The Company manages its capital with the following objectives:

●	To ensure sufficient financial flexibility to achieve the ongoing business objectives, including funding of future growth opportunities, and pursuit of accretive acquisitions; and
●	To maximize shareholder, returns through enhancing its share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at December 31, 2022 totaled $183,106 (December 31, 2021 - $184,902). The Company’s capital management objectives, policies and processes remained unchanged during the year ended December 31, 2022.

20.General and administrative expenses

Years ended December 31,	2022	2021
Salaries and benefits	(4,037)	(1,232)
Legal	(2,135)	(615)
Travel	(1,366)	(143)
A10 Advisory - Cost Sharing Agreement	(122)	(185)
Business development and investor relations	(1,427)	(1,244)
Accounting	(449)	(106)
Auditing	(864)	(927)
Insurance	(1,518)	(380)
Tax expenses	(1,115)	(115)
Financial expenses	—	(37)
Accrual for contingencies	(388)	—
Other	(3,083)	(616)
General and administrative expenses	$(16,504)	$(5,600)

21.Financial income and expenses

Years ended December 31,	2022	2021
Interest expense – including Leasing IFRS 16 (note 11)	(329)	(327)
Bank expenses	(82)	—
Accretion and interest on notes payable (note 10)	(15)	(55)
Foreign exchange gain (loss)	6,879	(1,646)
Financial income	463	—
Financial income and expenses	$6,916	$(2,028)

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

22.Restricted share units

The Board has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as determined by the Board or a committee appointed by the Board to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the Equity Incentive Plan, selected participants are granted restricted share units (“RSUs”), where each RSU represents the right to receive one common share upon achievement of any applicable vesting conditions. As per the Equity Incentive Plan, no RSUs will be exercisable more than 10 years after the grant date.

Number of RSUs
Balance , January 1, 2021	687,334
Granted (1)(2)(3)(8)	7,120,333
Exercised	(385,000)
Balance, December 31, 2021	7,422,667
Granted (4)(5)(6)(7)(8)(9)(10)	3,429,832
Exercised	(4,759,833)
Balance, December 31, 2022	6,092,666
(1)	On March 4, 2021, the Board approved the grant of 1,381,333 RSUs to key employees, directors and designated service providers of the Company.
(2)	On September 3, 2021, the Compensation Committee, delegated by the Board, approved the grant of 739,000 fully vested RSUs to directors of the Company.
(3)

On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the CEO and to a director, who was Co-CEO on December 31, 2022, of the Company (2,500,000 RSUs to each), which vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
a.	1,000,000	Increase of market cap to $ 1.3 billion
b.	1,000,000	Increase of market cap to $ 1.55 billion
c.	1,000,000	Increase of market cap to $ 1.8 billion
d.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

An additional aggregate of 1,000,000 RSUs will vest (500,000 RSUs to the CEO and 500,000 to the director, who was Co-CEO on December 31, 2022, of the Company) upon approval by the Board of the plan to achieve a net zero carbon target and its subsequent successful execution. Since the Board has not yet approved the plan to achieve the net zero carbon target, the Company has not accrued the additional aggregate of 1,000,000 RSUs.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

22.Restricted share units (continued)

These RSUs contain a market condition, and therefore the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

The expense for these RSUs have been valued based on the Company’s Monte Carlo Simulation, amortized over its estimated life.

(4) On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 fully vested RSUs to a key consultant of the Company.

(5) On July 20, 2022, the Board approved the grant of 1,000,000 RSUs to the COO of the Company. These RSUs vest upon the achievement of specific operational goals (“milestones”). These RSUs contain certain non-market performance conditions and were valued using the Company’s share price on grant date. Such performance conditions relate to the achievement of the plant commissioning within a specific forecast, as well as the production of spodumene concentrate with detailed specification throughout a certain period of time. The Company considers that the likelihood of achievement of the milestones is probable, as result such RSUs have been fully accounted for and valued using the share price on the grant date.

(6) On August 5, 2022, the Company entered into a consulting agreement with an individual, where a total amount of 250,000 RSUs were awarded, being 120,000 immediately vested RSUs, 65,000 RSUs vesting on October 10, 2023 and 65,000 RSUs vesting on October 10, 2024, all of which are subject to Board approval and confirmation by the Compensation Committee, delegated by the Board.

(7) On October 28, 2022, the Compensation Committee, delegated by the Board, approved the grant of 1,332,332 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(8) On December 1, 2022, the Company entered into compensation agreements with four of its directors, where they were awarded a total of 295,000 RSUs. Out of this total, 235,000 RSUs were subject to time based vesting and 60,000 RSUs will vest on the achievement of an increase in the market capitalization of the Company to US$4 billion, conditional on the approval by the Compensation Committee, as delegated by the Board. Therefore, the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the 60,000 RSUs which incorporated the following assumptions:

Risk-free rate	2.83%
Expected equity volatility	73.33%
Share price	44.84
Expected dividend rate	0.00%
Probability of success	85.42%

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

22.Restricted share units (continued)

(9) For the year ended December 31, 2022, the weighted average grant date fair value of RSUs amounted to $36.34 (December 31, 2021 - $7.55).

(10) For 2,382,332 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 1,047,500 of RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value at December 31, 2022. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

During the year ended December 31, 2022 the Company recorded $121,040 (year ended December 31, 2021 - $28,041) in relation to RSUs in stock-based compensation, being recorded as stock-based compensation expense $110,108 (year ended December 31, 2021 - $26,389) and the remaining portion recorded in exploration and evaluation assets was $8,528 (year ended December 31, 2021 - $1,653) and property, plant and equipment was $2,404 (year ended December 31, 2021 - $nil) (notes 8 and 7).

23.	Commitments

The Company entered into short-term agreements for the acquisition of machinery and services. The agreements have termination clauses for non-compliance with essential obligations. There is no provision for contract default, therefore there are no liabilities recorded in the Company’s consolidated financial statements.

At December 31, 2022 and 2021, total commitments, measured at nominal value according to the contracts are $31 million and $8.5 million, respectively.

24.Legal claim contingency

Sigma Brazil is a party to a labour proceeding filed against Sigma Brazil and the estimated payout is $1.6 million (R$6 million) should the final judgment be favorable to the claimant against Sigma Brazil. The proceeding is at its appeal stage. Sigma Brazil has been advised by its legal counsel that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these consolidated financial statements.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

25.Income tax

A reconciliation between income tax expense and the product of accounting profit (loss) multiplied by the Company’s statutory tax rate is provided below:

Years ended December 31,	2022	2021
		(restated)
Loss before Income Tax	$(127,210)	$(34,075)
Statutory Tax Rate	27%	27%
Expected income tax recovery based on statutory rate	(34,347)	(9,200)
Impact of foreign income tax rate differential	1,825	(113)
Permanent and other differences	30,326	7,168
Non-deductible expenses	103	—
True-up	(100)	—
Tax benefits not recognized	813	2,146
Impact of Brazilian tax credits	1,380	—
Income tax expense (recovery)	$—	$—

Gross deductible temporary differences have not been recognized in respect of the following items:

December 31,	2022	2021
Share issue costs and property and equipment	$6,309	$8,434
Loss carryforward - Canada	15,338	14,640
Loss carryforward / Pre-operational expenditure tax pool - Brazil	21,153	7,340
Other Assets	36	107
	$42,836	$30,521

(b)	Non-capital losses

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Amount	Expiry date
Canada	$15,338	2037 and 2042
Brazil	21,153	indefinite

The tax loss carry forward in Brazil can be carried forward indefinitely, however only 30% of taxable income in one year can be applied against the loss carry-forward balance.

(c)	Recognized deferred tax assets (liabilities).

The following table summarizes the type of recognized deferred tax assets and liabilities:

December 31,	2022	2021
Non-capital losses carried forward	$400	$15
Note payable	—	(15)
Intercompany loan	(327)	—
ROU assets/Lease liabilities	(73)	—
	$—	$—

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

26.Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, where a total of 100,000 stock options were awarded, which have not yet received Board approval, or confirmation by the Compensation Committee, delegated by the Board. The Company has used a Black-Scholes valuation methodology to determine the fair value of the stock options throughout the period, with the following assumptions:

Risk-free rate	2.52%
Expected equity volatility	57.63%
Average share price	32.18
Expected dividend rate	0.00%

Movements in stock options are summarized below:

	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2020 and December 31, 2021	50,000	$2.23
Exercised(1)	(40,000)	2.23
Granted(2)	100,000	14.65
Balance, December 31, 2022	110,000

(1)30,000 options were exercised on May 4, 2022 when the market price was $22.21, and 10,000 options were exercised on September 26, 2022 when the market price was $33.21.

(2)Such amount has not yet received Board approval, or confirmation by the Compensation Committee, delegated by the Board.

The following table reflects the stock options issued and outstanding as of December 31, 2022:

		Weighted average			Number of
		remaining	Number of		options	Grant date
	Exercise	exercisable	options		Vested	(exercisable)
Expiry date	price ($)	life (years)	outstanding		(exercisable)	fair value
April 12, 2027	14.65	4.3	100,000	(1)	—	$1,465
August 28, 2028(2)	2.23	5.7	10,000	(3)	—	$100.2

(1)50,000 exercisable on December 31, 2022

(2)Such amount has not yet received Board approval, or confirmation by the Compensation Committee, delegated by the Board.

(3)10,000 exercisable on December 31, 2022

During the year ended December 31, 2022 the Company recorded $1,472 (year ended December 31, 2021 - $nil) in relation to stock-options in stock-based compensation expense.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

27.Subsequent events

On January 13, 2023, the Company received an amount of R$ 11,731 thousand ($3,084) arising from a financing contract entered into with BDMG on November 14, 2022. The financing has monthly interest payments and a grace period of 24 (twenty-four) months for the principal repayment. The principal repayment is made in 60 (sixty) monthly installments, with the first installment due on December 15, 2024. The financing cost is 3.75% per year.

On February 23, 2023, the Board approved the granting of a credit facility, to be provided by Sigma Brazil, of up to US$ 12 million (the “Credit Facility”) to Tatooine Investimentos S.A. (“Tatooine”), a related party to the Company controlled by the CEO. The Credit Facility aims to fund the acquisition of real estate properties located in areas of interest of the Company’s project in Brazil (“Real Estate Properties”), granting that Tatooine leases the Real Estate Properties to Sigma Brazil for as long as required to comply with the Company’s projects. On April 20, 2023, the Company concluded the first disbursement, of R$ 12,384 thousand ($3,333), as requested by Tatooine.

On March 31, 2023, Sigma Brazil received R$28,713 thousand ($7,665)from Arqueana, a related party to the Company, referring to the payment of amounts receivable related to drilling services rendered of R$19,043 ($4,881) and additional costs incurred subsequent to December 31, 2022 of R$9,670 ($2,784).